FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company
CORPORATE TAXPAYERS’ ENROLLMENT NUMBER 47.508.411/0001 -56

NIRE 35.300.089.901

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS´ MEETING
 HELD ON JANUARY 11, 2010

1. DATE, TIME and PLACE: The meeting was held on January 11, 2010, at 5 p.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), located at Avenida Brigadeiro Luís Antônio, 3.142, in the City and State of São Paulo.

2. CALL: A Call Notice was published in the “Diário Oficial do Estado de São Paulo”, Corporate Supplement, on December 24, 25 and 29, 2009, on pages 22, 3 and 19, respectively, and in the “Folha de São Paulo” newspaper, on December 24, 25 and 26, 2009, on pages B8, A10 and A7, respectively.

3. QUORUM: Shareholders representing over two-thirds of voting stock, in accordance with the signatures found in the respective Shareholders’ Attendance Book, and thus it was evidenced that there was a legal quorum in order to hold the Meeting, and also Mr. Enéas Cesar Pestana Neto, the Chief Operational Officer of the Company.

4. THE PRESIDING BOARD: Chairman: Abilio dos Santos Diniz, Secretary: André Rizk.

5. AGENDA: To approve the Management Proposal concerning the execution of the Joint Venture Agreement made on December 4, 2009, between the Company and its subsidiaries Mandala Empreendimentos e Participações S.A. and Globex Utilidades S.A., and the controlling owners of Casa Bahia Comercial Ltda.

6. RESOLUTIONS: Proceeding with the works, Mr. President granted the word to the Chief Operational Officer of the Company, which mentioned the importance of the transaction to the Group and reaffirmed the personal and decisive involvement of Mr. Abilio Diniz in the conduction and front of the deal. Mr. Enéas also said that, without the involvement of Mr. Abilio Diniz, the deal would not be concluded. Abilio Diniz thanked Mr. Enéas for his words and, before putting the agenda to a vote, reaffirmed that the deal had been conducted with great transparency, grounded in the trust and respect entrusted with him by the Kleins. He also stressed that the Agreement made is quite a simple one, which increases even more his responsibility, that he now shares with the other shareholders in the Company, as regards the care toward the new owners of Globex Utilidades S.A.. Moving on to the vote, the Shareholders’ Meeting unanimous voted, with the abstention of those legally barred, to approve the execution of the Joint Venture Agreement, in accordance with the terms of the Management Proposal, made on December 4, 2009, between the Company and its subsidiaries Mandala Empreendimentos e Participações S.A. and Globex Utilidades S.A., and the controlling owners of Casa Bahia Comercial Ltda.

7. DOCUMENTS FILED: (a) Call Notice; and (b) Management Proposal.

8. ADJOURNMENT: There being nothing else to discuss, the meeting was adjourned, these minutes were drawn up in the summary format, which, after being read, approved and found in compliance, were signed by all attending shareholders. São Paulo, January 11, 2010. Signature: Abilio dos Santos Diniz – Chairman; André Rizk – Secretary.

Attending Shareholders: Wilkes Participações S.A. itself and in the capacity of user holder of voting rights of Sudaco Participações Ltda., Casino Guichard Perrachon, Abilio dos Santos Diniz and Ana Maria Falleiros dos Santos Diniz D’Ávila (represented by Marise Rieger Salzano); Dynamo Brasil I LLC, Dynamo Brasil II LLC, Dynamo Brasil III LLC, Dynamo Brasil IV LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VII LLC, Dynamo Brasil VIII LLC, Dynamo Brasil IX LLC, Kemnay Dybra LLC, Ascese FIA, DYC FIA, Dynamo Beton FIA, Dynamo Cougar FIA, Dybra FIA, TNAD FIA, Rauta FIA, FPRV Dyn Uirapuru FIAP, Samambaia IV FIA (represented by Mario Coelho Joppert).

This is a free English translation of the original instrument drawn up in the Company’s records.

André Rizk
Secretary of the Board

Attorney’s initials:

Marcelo Acerbi de Almeida
OAB/SP n. 248.546

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 11, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.